Exhibit 8.2

Wipfli LLP 10000 Innovation Drive Suite 250 Milwaukee, WI 53226 414.431.9300 fax 414.431.9303 www.wipfli.com

September 12, 2019

Board of Directors

FFBW, MHC

FFBW, Inc., a federal corporation

FFBW, Inc., a Maryland corporation

First Federal Bank of Wisconsin

1360 South Moorland Road

Brookfield, WI 53005

RE: Wisconsin Franchise and Income Tax Opinion Relating to the conversion of FFBW, MHC, a federal mutual holding company (the “Mutual Holding Company”), into the capital stock form of organization (the “Conversion”), pursuant to the Plan of Conversion and Reorganization of FFBW, MHC, (the “Plan”), and the integrated transactions.

Dear Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material Wisconsin franchise and income tax consequences of the proposed conversion of FFBW, MHC, a federal mutual holding company (the “Mutual Holding Company”), into the capital stock form of organization.

For purposes of this opinion we have reviewed the applicable Wisconsin authority. We have also examined copies or drafts of such transaction-related documents as we deem appropriate, and assumed that they are correct, accurate and complete in all material respects, and that they will not be substantially modified prior to the consummation of the Reorganization. In issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC. Our opinion assumes that the transaction constitutes two reorganizations within the meaning of Internal Revenue Code Section 368(a)(1). The first is the merger of the mutual holding company with and into the mid-tier holding company under IRC Section 368(a)(1)(A). The second is the merger of the mid-tier holding company with the new first tier stock holding company under IRC Section 368(a)(1)(F).

Board of Directors

First Federal Bank of Wisconsin

September 12, 2019

Facts

The mutual holding company reorganization is a series of transactions by which you will reorganize your corporate structure from your current status as a mutual holding company form of ownership to a stock holding company. The reorganization will be conducted pursuant to a plan of reorganization and stock issuance plan, which you refer to as the plan of reorganization (the “Plan”). Following the reorganization, First Federal Bank of Wisconsin will become a federal stock savings bank subsidiary of the new FFBW, Inc. After the reorganization, your depositors and certain borrowers will retain liquidation rights to a liquidation account at the holding company.

In connection with the reorganization, you are offering to sell shares of common stock of FFBW, Inc. for sale in the offering. The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the Conversion, plus those persons who purchase shares of Holding Company Common Stock in the Offering.

Discussion of Relevant Wisconsin Income Tax Issues

Wis. Stat. Section 71.26(2)(a) defines “net income” of a corporation as gross income computed under the “Internal Revenue Code” as modified by 71.26(3). Net income is further modified for addbacks of credits and related subtraction items which, based on the facts provided, are not relevant to our analysis.

For tax years beginning after December 31, 2017, pursuant to Wis. Stat. Section 71.22(4)(l)(1), “Internal Revenue Code” is defined as the federal Internal Revenue Code as amended to December 31, 2017 with exceptions specifically enumerated in the statute. Changes to the federal internal revenue code after December 31, 2017 do not apply unless specifically adopted within Wis. Stat. Section 71.22(4)(j).

Opinion

Wisconsin does not modify or exclude the provisions of Internal Revenue Code Section 368(a)(1)(A) or (F). Therefore, provided the transactions constitute reorganizations within the meaning of Code Section 368(a)(1)(A) and (F), Wisconsin will conform to the federal income tax treatment of the transactions.

Board of Directors

First Federal Bank of Wisconsin

September 12, 2019

Scope of Opinion

The scope of this opinion is expressly limited to the Wisconsin franchise and income tax consequences of the proposed transaction in connection with the representations and assumptions stated above.

Our opinion, as stated above, is based upon the analysis of the Wisconsin income tax statutes and administrative code, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Wisconsin Department of Revenue upon audit will agree with the above analysis.

If you have any questions regarding this letter please contact Melaine Brandt at 608.274.1980.

Sincerely,

Wipfli LLP